SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07
Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

Shareholders of GAFISA S.A. (“Company”) are summoned for an Extraordinary Shareholders’ Meeting (“Meeting”), to be held, in first call, on November 30, 2018, at 10:00 a.m., at the Company’s headquarters in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar, to deliberate on the election of the new members to compose the Fiscal Council of the Company.

General Information:

̶ The documentation referring to the matters on the agenda and other documents provided for in CVM Instruction No. 481/09 are available to shareholders at the Company’s headquarters, on its Investor Relations website (www.gafisa.com.br/ri/), and on the websites of B3 (www.b3.com.br) and Brazilian Securities and Exchange Commission (www.cvm.gov.br).

̶  Shareholder or his/her legal representative shall attend the Meeting bearing a document proving his/her identity, and where applicable, his/her powers of representation.

̶ Shareholders participating in the Fungible Custody of Registered Shares at B3 who intend to attend the Meeting shall present an updated statement of their shareholding position provided by custody institution within 48 horas prior to the Meeting.

̶  We request that proxies with special powers for representation at the Meeting shall be deposited at the Company’s headquarters, at the Investor Relations Department, until November 23, 2018.

̶ The Company will adopt the remote voting system pursuant to CVM Instruction No. 481/09, allowing its shareholders to send their remote voting forms (i) to the Company’s bookkeeping agent; (ii) by means of their respective custody agents; or (iii) directly to the Company, as per instruction mentioned in the remote voting form and in item 12.2 of the Company’s Reference Form.

São Paulo, October 30, 2018.

Mu Hak You

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 30, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer